FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following statement, which should be read in conjunction with the Auditor's statement of their responsibilities set out in their report on pages 410 to 415, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditor in relation to the financial statements. The Directors are responsible for preparing the Annual Report and Accounts 2013 comprising the consolidated financial statements of HSBC Holdings and its subsidiaries (the 'Group') and holding company financial statements for HSBC Holdings (the 'parent company') in accordance with applicable laws and regulations. Each person who is a Director at the time of approval of this report has confirmed that, so far as he or she is aware, there is no relevant audit information of which the auditor is unaware and the Director has taken all the steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the auditor is aware of that information. This confirmation was given pursuant to section 418 of the Companies Act 2006 and should be interpreted in accordance with and subject to those provisions.

Company law requires the Directors to prepare Group and parent company financial statements for each financial year. The Directors are required to prepare the Group financial statements in accordance with IFRSs as endorsed by the EU and have elected to prepare the parent company financial statements on the same basis.

The Group and parent company financial statements are required by law and IFRSs as endorsed by the EU to present fairly the financial position, the performance for that period and for IFRSs purposes the cash flows of the Group and the parent company. The Companies Act 2006 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. In addition, in order to meet certain US requirements, HSBC is required to present its financial statements in accordance with IFRSs as issued by the International Accounting Standards Board ('IASB'). Currently, there are no differences in application to HSBC between IFRSs endorsed by the EU and IFRSs issued by the IASB.

In preparing each of the Group and parent company financial statements, the Directors are required to:

• select suitable accounting policies and then apply them consistently;

• make judgements and estimates that are reasonable and prudent;

• state whether they have been prepared in accordance with IFRSs as endorsed by the EU; and

•     prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business. Since the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future, the financial statements continue to be prepared on the going concern basis.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors are responsible for preparing, in accordance with applicable laws and regulations, a Strategic Report, a Directors' Report, Directors' Remuneration Report and the Corporate Governance Report on pages 1 to 407 of this Annual Report and Accounts 2013 and for the maintenance and integrity of the Annual Report and Accounts 2013 as they appear on the Company's website. UK legislation governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors, the names of whom are set out in the 'Report of the Directors: Corporate Governance' section on pages 330 to 335 of the Annual Report and Accounts 20131, confirm that:

•     to the best of their knowledge, the consolidated financial statements, which have been prepared in accordance with IFRSs as issued by the IASB and as endorsed by the EU, have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole;

1 Other than Kathleen Casey who was not a Director at the time of approval of the Annual Report and Accounts 2013.

•     to the best of their knowledge, the management report represented by the Report of the Directors includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and

•     they consider that the Annual Report and Accounts 2013, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy.

On behalf of the Board
D J Flint, Group Chairman
24 February 2014

Opinions and conclusions arising from our audit

Our opinion on the financial statements is unmodified

We have audited the financial statements of HSBC Holdings plc for the year ended 31 December 2013 set out on pages 417 to 564. In our opinion:

▪ the financial statements give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2013 and of the Group's profit for the year then ended;

▪ the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU);

▪ the parent company financial statements have been properly prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Act 2006; and

▪ the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Our assessment of risks of material misstatement

In arriving at our audit opinion above, our strategy was to apply increasing audit procedures in proportion to increasing risk of material misstatement of the financial statements.

To conduct our risk assessment, we considered the inherent risks facing the Group and the parent company, including those arising from the respective business models, and how the Group controls those risks. In doing so, we considered a number of factors including: the Group's ability to continue as a going concern; the risk of fraud; the design and implementation of the Group's control environment; and the risk of management override of key controls.

We revisited our risk assessment after testing the operating effectiveness of a number of the Group's key controls including internal controls over financial reporting and specific anti-fraud controls as well as testing the basis of the going concern assumption. We also considered the inherent need for the directors to make and appropriately disclose judgements when preparing the financial statements.

As a result of this assessment, the risks of material misstatement that had the greatest effect on our Group audit, and parent company audit where relevant, were areas where significant judgement was required and were as follows:

The risk	Our response
Impairment of loans and advances
Refer to the summary of critical accounting policies on pages 72 to 76, the Group Audit Committee Report on pages 348 to 352 and the disclosures of credit risk within the audited elements of the Risk section of the Financial Review on pages 134 to 297.

The impairment of loans and advances is estimated by the directors through the exercise of judgement and use of highly subjective assumptions.
Due to the significance of loans and advances and the related estimation uncertainty, this is considered a key audit risk.
The portfolios which give rise to the greatest uncertainty are typically those which are unsecured or subject to potential collateral shortfalls.
In 2013, we have focussed particularly on collective provisioning methodologies in the Group's loan portfolios with highest loss experience, including US mortgages and Brazilian personal and business lending loans, together with a small number of individually significant counterparties.

Our audit procedures included the assessment of controls including controls over the approval, recording and monitoring of loans and advances, testing the methodologies, inputs and assumptions used by the Group in calculating collectively assessed impairments and assessing the adequacy of impairment allowances for individually assessed loans and advances through forecast recoverable cash flows, including the realisation of collateral.
We compared the Group's assumptions for both collective and individual impairment allowances to externally available industry, financial and economic data and our own assessments in relation to key inputs such as historical default rates, recovery rates, collateral valuation, discount rates and economic factors and considered the sensitivity of these inputs on the assessment of impairment. We also assessed whether the financial statement disclosures, appropriately reflect the Group's exposure to credit risk.

The risk	Our response
Valuation of financial instruments
Refer to the summary of critical accounting policies on pages 72 to 76, the Group Audit Committee Report on pages 348 to 352, the disclosures of market risk within the audited elements of the Risk section of the Financial Review on pages 134 to 297 and the disclosures of fair values in Notes 13 to 19, 26 and 27 on the Financial Statements.

The fair value of financial instruments is determined through the application of valuation techniques which often involve the exercise of judgement by the directors and the use of assumptions and estimates.
Due to the significance of financial instruments and the related estimation uncertainty, this is considered a key audit risk.
Estimation uncertainty is particularly high for those instruments where significant valuation inputs are unobservable (i.e. Level 3 instruments).
In 2013, we have focussed particularly on industry-wide developments in the valuation of credit and collateral within derivative fair values and the methodologies applied by the Group.

Our audit procedures included the assessment of controls over the identification, measurement and management of valuation risk, and evaluating the methodologies, inputs and assumptions used by the Group in determining fair values.
We compared observable inputs into fair value models such as quoted prices to externally available market data and assessed whether valuation models and methodologies used by the Group were in line with accepted market practice.
For instruments with significant unobservable valuation inputs, we performed additional procedures on a sample basis and with the assistance of our own valuation specialists. We critically assessed the assumptions and models used or re-performed an independent valuation assessment, considering alternative methods available and sensitivities to key factors.
Additionally, we assessed whether the financial statement disclosures of fair value risks and sensitivities appropriately reflect the Group's exposure to valuation risk.

Litigation, regulatory actions and customer remediation
Refer to the summary of critical accounting policies on pages 72 to 76, the Group Audit Committee Report on pages 348 to 352, and the disclosures of provisions and contingent liabilities in Notes 31 and 43 on the Financial Statements.

The recognition and measurement of provisions and the measurement and disclosure of contingent liabilities in respect of litigation, regulatory actions and customer remediation (together 'legal and regulatory matters') requires significant judgement. Due to the significance of potential provisions and the difficulty in assessing and measuring obligations resulting from ongoing legal and regulatory matters, this is considered a key audit risk.
In 2013, we have focussed particularly on whether an obligation exists and the quantum of provisions for customer redress for past selling issues, particularly in the UK, and legal / regulatory losses on businesses and sold products.

Our audit procedures included the assessment of controls over the identification, evaluation and measurement of potential obligations arising from legal and regulatory matters. For matters identified, we considered whether an obligation exists, the appropriateness of provisioning and / or disclosure based upon the facts and circumstances available. In order to determine the facts and circumstances we performed a series of procedures including the examination of regulatory and litigation related documents and consultation with the Group's internal and external legal advisors. We then assessed the assumptions made and key judgements applied and we considered possible alternative outcomes.
Additionally we considered whether the Group's disclosures of the application of judgement in estimating provisions and contingent liabilities adequately reflected the uncertainties associated with litigation, regulatory actions and customer remediation.

The risk	Our response
Deferred tax assets
Refer to the summary of critical accounting policies on pages 72 to 76, the Group Audit Committee Report on pages 348 to 352 and the disclosures of deferred taxation in Note 9 on the Financial Statements.

The recognition of deferred tax assets relies on significant application of judgement by the directors in respect of assessing the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.
Due to the size of the Group's deferred tax assets and the associated uncertainty surrounding recoverability, this is considered a key audit risk.
The deferred tax assets giving rise to the greatest risks are those in the US, Brazil, UK and Mexico.
In 2013 we have considered each of these significant assets and our focus has included changes in tax legislation and practice in Mexico and, within the UK tax group, the ability of the parent company to generate sufficient future income to offset current year tax losses.

Our audit procedures included the assessment of controls over the recognition and measurement of deferred tax assets and the assessment of assumptions used in projecting the Group's future taxable profits in relevant jurisdictions. Assumptions tested included the Group's commitment to continue to invest sufficient capital in the US and evaluation of the expected impact of tax planning strategies that support the recoverability of deferred tax assets.
We compared key inputs used by the Group to forecast future profits to externally available data, e.g. economic forecasts, and the Group's own historical data. We used our own tax specialists to assess critically future tax planning strategies.
Where tax treatment may be uncertain, we have assessed the appropriateness of the Group's approach, which is often supported by external legal or tax advice, using our tax specialists and considered possible alternative scenarios.
Additionally, we assessed whether the Group's disclosures of the application of judgement in estimating recognised and unrecognised deferred tax asset balances appropriately reflect the Group's deferred tax position.
This risk also affected our parent company audit.

Goodwill impairment
Refer to the summary of critical accounting policies on pages 72 to 76, the Group Audit Committee Report on pages 348 to 352 and the disclosures of goodwill in Note 22 on the Financial Statements.

Goodwill impairment testing of cash generating units ('CGU's) utilises estimates of value-in-use from estimated future cash flows.
Due to the uncertainty of forecasting and discounting future cash flows and the significance of the Group's recognised goodwill, this is deemed a significant risk.
Uncertainty is typically highest for those CGUs where headroom between value-in-use and carrying value is limited and where the value-in-use is most sensitive to estimates of future cash flows.
In 2013, we continued to focus on businesses which are subject to structural reform or repositioning, particularly GPB businesses in Europe.

Our audit procedures included the assessment of controls over the recognition and measurement of goodwill impairment and assumptions used. Assumptions tested include the cash flow projections based on the plans approved by the Board and the discount rates used to discount them as part of the value-in-use models applied.
We assessed the reasonableness of cash flow projections and compared other key inputs to externally available industry, economic and financial data and the Group's own historical data and considered the sensitivity of significant CGUs to changes in value-in-use. With the assistance of our own specialists, we critically assessed the assumptions and methodologies used to forecast value-in-use for those CGUs where significant goodwill was found to be sensitive to changes in those assumptions.
Additionally we considered whether the Group's disclosures of the application of judgement in estimating CGU cash flows and the sensitivity of the results of those estimates in Note 22 on the financial statements adequately reflect the risks associated with goodwill impairment.
On an overall basis, we also compared aggregate values in use determined by the Group to external market valuations.

The risk	Our response
Interests in associates
Refer to the summary of critical accounting policies on pages 72 to 76, the Group Audit Committee Report on pages 348 to 352 and the disclosures of interests in associates in Note 21 on the Financial Statements.

The majority of HSBC's interests in associates relate to its 19.03% interest in Bank of Communications Co., Limited ('BoCom'), which is listed on the Hong Kong and Shanghai stock exchanges.
Under the equity method of accounting for associates, these interests are initially stated at cost, and are adjusted thereafter for the post-acquisition change in HSBC's share of the net assets of the associate less any impairment provisions.
In 2013, we focused on the possible impairment of BoCom indicated by the fact that its market value has been below its carrying amount for sustained periods of time in 2013, and the subsequent estimate of its recoverable amount based on its value-in-use (which was sensitive to the projected future cash flows and discount rates).

Our audit procedures included an assessment of the methodology to calculate the value-in-use and the assumptions used in this calculation.
We assessed the reasonableness of cash flow projections in the short to medium term and considered the appropriateness of long-term growth rates used to extrapolate these cash flows. We compared key inputs in the value-in-use model such as revenue growth rates, cost-to-income ratio and discount rate to externally available industry, economic and financial data, to consensus market forecasts and to BoCom's recent experience. We met with management of BoCom to understand their views on business performance and trends as part of our assessment of HSBC's future cash flow projections.
We also compared the results of the value-in-use calculations to market available price/earnings multiples for BoCom and other listed banks in mainland China and assessed the Group's analysis of the difference between the market value and the value-in-use of its interest in BoCom. This assessment included consideration of the valuation methodologies and assumptions used by other market participants.
Additionally, we considered whether the Group's disclosures of the application of judgement in estimating the recoverable amount and the sensitivity of the results of those estimates in Note 21 on the financial statements adequately reflect the risks associated with impairment of interests in associates.

Our application of materiality and an overview of the scope of our audit

The materiality for the Group financial statements as a whole was set at US$1,195m. This has been determined with reference to a benchmark of Group profit before taxation, adjusted to exclude fair value movements on long-term debt attributable to credit spread ('own credit spread') which we believe to be one of the principal considerations for members of the company in assessing financial performance. Materiality represents 5.3% of Group profit before tax and 5.0% after adjustment to exclude own credit spread.

We agreed with the Group Audit Committee to report to it all corrected and uncorrected misstatements we identified through our audit with a value in excess of US$60m, in addition to other audit misstatements below that threshold that we believe warranted reporting on qualitative grounds.

Audits for Group reporting purposes were performed by local audit teams at the key management reporting units and entities (together 'components') in all five regions:

• Europe (7 components)

• Asia Pacific (8 components)

• North America (4 components)

• Middle East and North Africa (1 component)

• Latin America (3 components)

These audits covered 86% of total Group operating income; 84% of total profits and losses that made up Group profit before tax; and 90% of total Group assets. The segment disclosures in Note 12 set out the individual significance of each region.

The audits undertaken for Group reporting purposes at the key reporting components were generally performed in accordance with the materiality levels used for local audits, which were set individually. Materiality used at the components ranged from US$35m to US$1,173m.

Detailed audit instructions were sent to the auditors of all the key reporting components. These instructions covered the significant audit areas that should be covered by these audits (which included the relevant risks of material misstatement detailed above) and set out the information required to be reported back to the Group audit team. The Group audit team visited locations in all of the regions listed above and teams from components in each region attended a Group audit planning meeting.

The Group audit team also held regular telephone meetings with the regional and local auditors at all the regional locations and the majority of those other locations that were not physically visited. In addition, regional audit teams visited locations of key components within their regions.

Our separate opinion in relation to IFRSs as issued by the International Accounting Standards Board (IASB) is unmodified

As explained in Note 1(a) on the Group financial statements, in addition to complying with its legal obligation to apply IFRSs as adopted by the EU, the Group has also applied IFRSs as issued by the IASB.

In our opinion, the Group financial statements comply with IFRSs as issued by the IASB.

Our opinion on other matters prescribed by the Companies Act 2006 is unmodified

In our opinion:

▪ the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

▪ the information given in the Strategic Report and Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

We have nothing to report in respect of matters on which we are required to report by exception

Under ISAs (UK and Ireland) we are required to report to you if, based on the knowledge we acquired during our audit, we have identified other information in the annual report that contains a material inconsistency with either that knowledge or the financial statements, a material misstatement of fact, or that is otherwise misleading.

In particular, we are required to report to you if:

▪ we have identified material inconsistencies between the knowledge we acquired during our audit and the directors' statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's performance, business model and strategy; or

▪ the Corporate Governance section of the Annual Report and Accounts describing the work of the Group Audit Committee does not appropriately address matters communicated by us to the Group Audit Committee.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

▪ adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

▪ the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or

▪ certain disclosures of directors' remuneration specified by law are not made; or

▪ we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

▪ the directors' statement, set out on page 367, in relation to going concern; and

▪ the part of the Corporate Governance Statement relating to the company's compliance with the nine provisions of the UK Corporate Governance Code (2010) specified for our review.

We have nothing to report in respect of the above responsibilities.

Scope of report and responsibilities

As explained more fully in the Directors' Responsibilities Statement set out on pages 408 and 409, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

A description of the scope of an audit of financial statements is provided on the Financial Reporting Council's website at www.frc.org.uk/auditscopeukprivate.

This report is made solely to the company's members, as a body and subject to important explanations and disclaimers regarding our responsibilities, published on our website at http://www.kpmg.com/uk/auditscopeukco2013b, which are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.

Guy Bainbridge (Senior Statutory Auditor)
for and on behalf of KPMG Audit Plc, Statutory Auditor
Chartered Accountants
15 Canada Square
London
E14 5GL
24 February 2014

Financial Statements and Notes on the Financial Statements

		Page
Financial Statements
Consolidated income statement ..........................		417
Consolidated statement of comprehensive income		418
Consolidated balance sheet ..................................		419
Consolidated statement of cash flows...................		420
Consolidated statement of changes in equity .......		421
HSBC Holdings balance sheet ..............................		424
HSBC Holdings statement of cash flows...............		425
HSBC Holdings statement of changes in equity ...		426

Notes on the Financial Statements
1	Basis of preparation ...................................	428
2	Summary of significant accounting policies	432
3	Net income/(expense) from financial instruments designated at fair value ........	450
4	Net earned insurance premiums ..................	451
5	Net insurance claims incurred and movement in liabilities to policyholders ...................	451
6	Operating profit .........................................	452
7	Employee compensation and benefits ........	453
8	Auditors' remuneration ..............................	465
9	Tax ............................................................	466
10	Dividends ...................................................	471
11	Earnings per share ......................................	471
12	Segmental analysis .....................................	472
13	Analysis of financial assets and liabilities by measurement basis .............................	477
14	Trading assets ............................................	481
15	Fair values of financial instruments carried at fair value .................................	482
16	Fair values of financial instruments not carried at fair value ..........................	495
17	Financial assets designated at fair value ......	498

		Page

18	Derivatives ................................................	499
19	Financial investments ................................	504
20	Transfers of financial assets .......................	506
21	Interests in associates and joint ventures ....	508
22	Goodwill and intangible assets .....................	512
23	Property, plant and equipment ...................	518
24	Investments in subsidiaries .........................	519
25	Assets held for sale and other assets ...........	521
26	Trading liabilities .......................................	522
27	Financial liabilities designated at fair value .	523
28	Debt securities in issue ................................	523
29	Liabilities of disposal groups held for sale and other liabilities .................................	524
30	Liabilities under insurance contracts ...........	525
31	Provisions ..................................................	526
32	Subordinated liabilities ................................	528
33	Maturity analysis of assets, liabilities and off-balance sheet commitments.....................	532
34	Offsetting of financial assets and financial liabilities .................................................	540
35	Foreign exchange exposures .......................	542
36	Assets charged as security for liabilities and collateral accepted as security for assets .	542
37	Non-controlling interests ...........................	543
38	Called up share capital and other equity instruments ............................................	544
39	Notes on the statement of cash flows .........	546
40	Contingent liabilities, contractual commitments and guarantees ..................	548
41	Lease commitments ...................................	549
42	Structured entities ......................................	550
43	Legal proceedings and regulatory matters ...	554
44	Related party transactions ..........................	562
45	Events after the balance sheet date ............	564

•

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 25 March 2014